SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP

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DIRECT DIAL 617-573-4836 DIRECT FAX 617-305-4836 EMAIL ADDRESS KENNETH.BURDON@SKADDEN.COM	BOSTON, MASSACHUSETTS 02116 TEL: (617) 573-4800 FAX: (617) 573-4822 www.skadden.com June 8, 2016

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Deborah D. Skeens

Senior Counsel – Office of Disclosure and Review

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street N.E.

Washington, DC 20549

RE:	The Gabelli Dividend & Income Trust
(File Nos. 333-210990 & 811-21423)

Dear Ms. Skeens:

Thank you for your comment letter, dated May 26, 2016, regarding the registration statement on Form N-2 filed by The Gabelli Dividend & Income Trust (the “Fund”) on April 28, 2016 (the “Registration Statement”) with the U.S. Securities and Exchange Commission (the “Commission”). We have considered your comments to the Registration Statement and, on behalf of the Fund, responses to those comments are set forth below. Changes will be reflected in Pre-Effective Amendment No. 1 (the “Amendment”) to the Registration Statement, which the Fund intends to file on or about the date hereof, and will be marked to show all changes made since the initial filing of the Registration Statement.

Your comments are set forth in bold, followed by the Fund’s responses. Capitalized terms not otherwise defined have the meanings ascribed to them in the Registration Statement.

Deborah D. Skeens

June 8, 2016

Comments and Responses

General

1.	We note that portions of the Registration Statement are incomplete. We may have additional comments on such portions when you complete them in a pre-effective amendment, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits added in any pre-effective amendments.

Noted.

2.	Please advise us if you have submitted or expect to submit an exemptive application or no-action request in connection with your Registration Statement.

The Fund has not and does not expect to submit an exemptive application or no-action request in connection with its Registration Statement.

We note that the Fund relies on exemptive relief obtained by Gabelli Funds, LLC (1940 Act Rel. Nos. 25070 (notice) & 25110 (order)), which permits the Fund to make periodic distributions of long-term capital gains with respect to its common shares as frequently as twelve times each year, and as frequently as distributions are specified in accordance with the terms of any outstanding preferred shares.

3.	It is our understanding that the Fund is subject to a no-action letter dated April 14, 2014 with respect to the use of rule 486(b) to update its registration statements. Please confirm that if the Fund updates its registration statement pursuant to rule 486(b), the Fund will not take down rights offered in this registration statement through rule 497 supplements.

The Fund confirms that if it updates its registration statement pursuant to Rule 486(b), it will not take down rights offered in this registration statement through Rule 497 supplements.

4.	Please confirm in your response letter that FINRA will review the proposed underwriting terms and arrangements of the offerings to be made pursuant to each Prospectus Supplement.

The Fund confirms that it will submit, or ensure that the applicable underwriter submits, any underwritten offering to FINRA for its prior approval of the underwriting terms to the extent that review by FINRA of such offering is required.

Deborah D. Skeens

June 8, 2016

5.	Please supplementally represent to us that the Fund will not use the term “senior” with respect to future offerings unless such debt will be senior in priority to other outstanding debt.

The Fund will not use the term “senior” with respect to future offerings unless such debt will be senior in priority to other outstanding debt.

Cover Page/Investment Objective

6.	The first paragraph of the cover page states that the Fund has a policy of investing at least 80% of its assets in dividend paying securities or other income producing securities. Please clarify whether the term “assets” refers to total assets (as stated later in the section in connection with other percentage limitations) or net assets.

The Fund has clarified the referenced disclosure.

7.	You further state that “under normal market conditions, at least 50% of the Fund’s assets will consist of dividend paying equity securities.” Please add disclosure stating what will comprise the remaining amount of net assets to be invested in “dividend paying securities or other income producing securities” under normal circumstances (e.g., fixed income securities).

The Fund has clarified the referenced disclosure.

8.	The third paragraph states that the Fund may offer its securities at prices and on terms described in one or more supplements to this prospectus. In your response letter, please provide an undertaking on behalf of the Fund to file an unqualified legality opinion and related consent of counsel, consistent with Staff Legal Bulletin No. 19 (Oct. 14, 2011), in a post-effective amendment with each take-down from this shelf registration statement.

The Fund acknowledges that, because the terms of the actual offerings from the Registration Statement are uncertain and not yet authorized by the Fund’s Board of Trustees, the Fund will be required to file an unqualified legality opinion and related consent of counsel in a post-effective amendment to the Registration Statement with each takedown from the Registration Statement.

Deborah D. Skeens

June 8, 2016

Cover Page/Investment Objective

9.	Investment Objectives and Policies (p. 2): Please disclose the expected average duration and maturity of the Fund’s investments in debt securities.

The Fund does not target any particular average duration and the duration of its investments in debt securities may vary. The Fund has added disclosure to this effect.

10.	Dividends and Distributions (pp. 3-4):

a.	Preferred Shares Distributions: This section states that distributions to the Fund’s preferred shareholders for the fiscal year ended December 31, 2015 did not include any return of capital. If return of capital may be a component of distributions to preferred shareholders in the future, please include disclosure similar to the italicized language on p. 4 relating to “Common Shares Distributions” (beginning, “The Fund’s annualized distributions may contain a return of capital . . . . ”).

The Fund has clarified the referenced disclosure.

b.	Preferred Shares Distributions: Please clarify, here and elsewhere in the Prospectus, that the terms “variable rate preferred shares” and “auction rate preferred shares” are used interchangeably throughout this Prospectus. In addition, please clarify whether the Fund may issue auction rate preferred shares through this Prospectus.

The Fund has clarified the referenced disclosure.

c.	Common Shares Distributions: Please identify the circumstances under which the Board would change the policy to pay monthly distributions.

The Fund has clarified the referenced disclosure.

11.	Risk Factors and Special Considerations: The summary disclosure includes risks associated with illiquid investments. (See “Restricted and Illiquid Securities,” p. 8.) If investment in such securities is a principal investment strategy of the Fund, please include corresponding disclosure regarding these investments in the summary strategy section. Otherwise, please remove the risk disclosure for such securities from the Prospectus Summary.

The Fund has removed the referenced risk disclosure from the Prospectus Summary.

Deborah D. Skeens

June 8, 2016

Use of Proceeds (p. 17)

12.	The disclosure in this section states, “The Fund may also use net proceeds to redeem one or more of its Series A Preferred, Series B Preferred, Series C Preferred, Series D Preferred, or Series E Preferred.” If it is the Fund’s intention to redeem its various series of preferred shares, please make that clear and include the amount that will be used for this purpose as well as the dividend rate of each series of its preferred shares. In addition, in the prospectus supplement, please include a discussion of redeeming each series of preferred shares under the heading “Use of Proceeds,” as appropriate.

The Fund has clarified the referenced disclosure.

Summary of Fund Expenses (pp. 18-22)

13.	For clarity, please use a separate footnote for the last sentence currently in footnote 4 (regarding estimated “Other Expenses” for the current year).

The Fund has revised the disclosure as requested.

14.	Please disclose the fees payable under the Voluntary Cash Purchase Plan in the fee table, rather than solely in a footnote.

The Fund has revised the disclosure as requested.

15.	The numbers in the fee table do not agree with the numbers in the Financial Highlights. Please reconcile or explain the difference.

As disclosed in footnote 1 to the Summary of Fund Expenses table, the numbers set forth in the table assume an offering of $350 million in common shares and $150 million in preferred shares; the Financial Highlights are based on historical results and do not assume such an offering of common and preferred shares.

16.	You note on p. 32 that the Fund may engage in short sales. Please confirm that expenses (e.g., dividend and interest payments and brokerage costs) associated with such sales are reflected in the “Other Expenses” line of the fee table.

The Fund confirms that expenses associated with short sales are reflected in the “Other Expenses” line of the fee table.

Deborah D. Skeens

June 8, 2016

Certain Investment Practices/Leverage (pp. 34-35)

17.	Please review your discussion of leverage here and in the discussion of “Special Risks to Holders of Common Shares - Leverage Risk” at pp. 51-52 to ensure it includes the appropriate material risks, including the risk that the Fund may be required to sell a portion of its investments when it may be disadvantageous to do (as noted in the discussion of “Leverage Risk” at p. 47).

The Fund has clarified the referenced disclosure.

Risk Factors and Special Considerations

18.	Special Risks Related to Investments in Derivatives (p. 45): While this section details risks related to derivative transactions, there is no discussion on the use of derivatives in the disclosure under the heading “Investment Objectives and Policies.” Please ensure that the disclosure accurately describes the Fund’s use of derivatives and their risks. In connection with this, please consider the Division of Investment Management’s observations on derivatives-related disclosure in the letter from Barry D. Miller, Associate Director, Office of Legal and Disclosure, to Karrie McMillan, General Counsel, Investment Company Institute dated July 30, 2010

(http://www.sec.gov/divisions/investmentiguidance/ici0730IO.pdf).

The Fund believes that it has described, in reasonable detail and under appropriate headings in the Prospectus, the derivative strategies that it may use as part of its principal investment strategy together with the risks related thereto, in light of its intended use of such strategies. In drafting the Registration Statement, the Fund has been mindful of the staff’s views on derivatives disclosure set forth in the July 30, 2010 letter referenced above.

19.	In light of the fact that our review of the Fund’s report on Form N-CSR revealed significant holdings in financial industry securities, please add financial industry or sector risk.

The Fund has added the requested risk factor.

How the Fund Manages Risk/Investment Restrictions (p. 54)

20.	It is not clear from this discussion what investment limitations are fundamental policies. Please clarify.

The Fund has clarified the referenced disclosure.

Deborah D. Skeens

June 8, 2016

* * * * * * *

The Fund anticipates requesting the acceleration of the effectiveness of the Registration Statement so that the Registration Statement may become effective on or before June 17, 2016.

Should you have any additional comments or concerns, please do not hesitate to contact me at (617) 573-4836 or Rick Prins at (212) 735-2790.

Best regards,

/s/ Kenneth E. Burdon

Kenneth E. Burdon